May 1, 2008

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Blair Petrillo, Staff Attorney

Re:                      Regent’s Secret Inc. (the “Company”)

Registration Statement on Form SB-2 filed on December 14, 2007 (“Form SB-2”)

Amendment No. 1 to Registration Statement on Form S-1 filed on February 20, 2008 (“Form S-1/A-1”)

SEC File No.  333-148089

Dear Ms. Petrillo:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), the Company hereby requests the Securities and Exchange Commission’s (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form SB-2 filed with the Commission on December 14, 2007 and as amended on Form S-1/A-1 on February 20, 2008  (File No. 333-148089) (the “Registration Statement”) and all amendments and exhibits thereto.  The Company is withdrawing the Registration Statement, which has not been declared effective, because the Company has decided to undergo certain management and corporate strategy changes.  As a result, the Company determined that it should withdraw the Registration Statement.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

No securities were sold, and no securities will be sold, under the above referenced Registration Statement.  However, the Company may undertake a private offering in the future in reliance on Rule 155(c) of the Securities Act.

Should you have any additional questions and/or need additional information please contact me at 323-216-7700.

Sincerely,

/s/ Samuel J. Furrow, Jr.

Samuel J. Furrow, Jr.
CEO and Chairman

5901 S. Eastern Avenue
Commerce, California 90040
1.888.7.REGENT